October 18, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:

GL Beyond Income Fund

Ladies and Gentlemen:

On behalf of the GL Beyond Income Fund, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.  The GL Beyond Income Fund will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP